Mail Stop 4561

December 12, 2008

Tony Caporicci
Chief Executive Officer
LiveBuzz, Inc.
8635 W. Sahara Avenue, Suite 576
Las Vegas, NV 89117

> **Re: LiveBuzz, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 2, 2008**
> **File No. 333-154629**

Dear Mr. Caporicci:

We have reviewed your revised registration statement and response letter, and have the following comments:

General

1.   Please ensure that your registration statement is amended to contain financial statements that are appropriately updated at the effective date pursuant to Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Liquidity and Capital Resources, page 13

2.   As requested in prior comment 5 from our letter of November 17, 2008, given your disclosure indicating that currently available and contractually committed capital resources are not sufficient to fund planned operations for the next twelve months, please revise to state the deficiency in quantitative terms.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (303) 770-7257
        Gary A. Agron, Esq.